Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Ms. Erin E. Martin

December 22, 2014

VIA EDGAR

Re:

Mentor Capital, Inc.

Form 10-12G

Filed November 19, 2014

File No. 000-55323

Dear Ms. Martin

We address here, in the order presented, responses to the comments in your letter dated December 15, 2014.

General

1.

Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.  If our comments are not addressed within this 60-day time period, and you have not withdrawn this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

We will incorporate revisions into amendments of Form 10 and any periodic reports filed after the 60 day effective period.

Item 1.  Business, page 3

2.

We note your disclosure on page 3 that you may receive as much as $23 million in warrant proceeds if warrants are exercised for $1.60.  We further note your disclosure on page 15 that approximately $554,000 in warrants were exercised at $1.60 since June 30, 2014.  Please balance your disclosure on page 3 by explaining the factors that limit the number of warrants that may be exercised at $1.60.

We have amended the Form 10 on page 3 to address this concern.

3.

We note your reference on page 3 and throughout the registration statement to your receipt of an “SEC ‘No Comment’ Letter” during your bankruptcy.  Please balance

Securities and Exchange Commission

Response to Comment Letter

December 22, 2014

_____________________________________

this disclosure by clarifying that the SEC’s letter should not be interpreted as approval of the debtor’s Disclosure Statement or the debtor’s Plan of Reorganization.

We have amended the Form 10 on page 3 to address this concern.

4.

Please expand upon your disclosure to describe the business of each of your current portfolio companies, including Brighter Day Health and Shaw Capital Management.  We note that your website states that you have additional portfolio companies: GW Pharmaceuticals and Bhang Financial.  Please reconcile this with your disclosure in the registration statement.  Finally, please explain in more detail your investment “across the Cannabis Index” and your business operations as it relates to cannabis companies.

We have amended the Form 10 beginning on page 3 and continuing to page 4 to address this concern.

5.

We note your disclosure regarding your acquisition and investment pipeline.  Please tell us whether you have identified any probable acquisitions.  If you have not identified any probable acquisitions, then remove the disclosure regarding your potential pipeline from your registration statement or explain to us why such disclosure is appropriate.

We have amended the Form 10 on page 4 to address this concern.

Item 1A.  Risk Factors, page 4

6.

Please include a risk factor at the beginning of your Risk Factor that discusses your auditor’s opinion that there is a substantial doubt about your ability to continue as a going concern.  The risk factor should address that you have experienced net losses in the reported periods.

The requested risk factor was added on page 5 of the amended Form 10.

7.

Please add risk factor disclosure regarding your management’s lack of experience in running a public company with reporting obligations or advise.

The requested risk factor was added on page 5 of the amended Form 10.

8.

Please add risk factor disclosure to discuss any risks associated with the dilutive effect of the exercise of your outstanding warrants.

The requested risk factor was added on page 6 of the amended Form 10.

Securities and Exchange Commission

Response to Comment Letter

December 22, 2014

_____________________________________

9.

We note that your management and directors own 40.55% of your outstanding stock.  Please add risk factor disclosure regarding your management’s ability to exercise significant control over the company.

The requested risk factor was added on page 7 of the amended Form 10.  Additionally, the relevant beneficial ownership tables were updated to include warrants held by officers and directors of the Company.

Our actual results could differ materially from those anticipated in our forward-looking statements, page 5

10.

We note your statement that you do not undertake any obligation to update or revise any forward-looking statements.  Please revise your disclosure and confirm to us that you will update or revise your disclosure as required by law.

We have amended the disclosure on page 6 of the amended Form 10 to state that the Company will update and revise its forward-looking statements where necessary.  We have also included a stand-alone forward-looking statements disclosure on page 9 of the amended Form 10.  We also confirm that we will update all disclosures and forward-looking statements as required by law.

Item 4.  Security Ownership of Certain Beneficial Owners of Management, page 11

11.

Please revise your table of beneficial ownership to provide the address for each holder. See Item 403(a) of Regulation S-K for guidance.

The tables of beneficial owners beginning on page 12 and continuing on page 13 of the amended Form 10 have been updated to include the addresses of each holder.

12.

Please revise your table of security ownership of management to include management’s ownership of your outstanding warrants or advise.

We have amended the tables of beneficial ownership by management, executive officers, and directors on pages 12 and 13 of the amended Form 10 to address this concern.  We have recalculated the number of shares beneficially held by Messrs. Billingsley, Meyer and the other directors and added several clarifying footnotes to the table of security ownership of management to indicate that Messrs. Billingsley, Meyer and the other directors currently hold warrants to purchase shares of the Company’s Common Stock.  The total percentage ownership of Messrs. Billingsley, Meyer and the other directors have been recalculated based on the total number of outstanding shares of Common Stock, Series B (in the case of Mr. Billingsley), and Series D warrants as per Item 403(b) of Reg S-K and Rule 13d-3 of the Securities and Exchange Act of 1934.

Securities and Exchange Commission

Response to Comment Letter

December 22, 2014

_____________________________________

Item 5.  Directors and Executive Officers, page 12

13.

Please revise this section to specify each officer and director’s business experience during the past five years.  Refer to Item 401(e) of Regulation S-K.

We have revised the officer and director biographies to include their business experience during the past five years.  Please see pages 14 and 15 of the amended Form 10.

14.

We note that Mr. Billingsley and your predecessor entity were the subject of a cease and desist order.  Please explain to us in detail why this information is not material to an evaluation of the ability or integrity of a director or executive officer of your company or revise to disclose the prior cease and desist order.

In evaluating whether or not to include a discussion about the cease and desist order issued against Mr. Billingsley and the Company’s predecessor in June 2003, Mentor looked to Item 401(f) of Reg S-K which only requires disclosure of such items (and others including crimes, fraud, and violation of securities laws) if they had both (i) occurred within the past ten years and (ii) are material to an evaluation of the ability or integrity of a director or executive officer of the registrant.  Because the June 2003 order is outside of the 10 year disclosure period, and due to the nature of the subject matter thereof, it was concluded that such disclosure was unnecessary.

The Company believes that the mitigating circumstances surrounding the cease and desist order and the underlying facts thereof render such disclosure unnecessary.  To wit, the Company’s mini-tender offers were offered at 125% of market value for the tendered shares and targeted less than 5% of the outstanding common shares of four NYSE-listed energy companies.

One out of the four energy companies was expected to go bankrupt, but all were discounted to about 30% of normal.   By offering about 40% of normal value Mentor expected to share the risk of bankruptcy and ensure the investors in the as of yet unknown bankrupt company possibly get 40% instead of zero. It was thought that this was safe to offer because when the remaining three companies returned to 100% they would be worth more than four payouts at 40%. No outside funds were required to share the risk, but the proceeds from warrant exercises would accelerate the pay-off of tendered shares.

The availability of funds for accelerating the purchase of the tendered shares was predicated on the raising of some funds from the exercise of outstanding warrants.  The Company failed to include in its notice of tender offer that much of the tender offer funding to accelerate the tender process was contingent on various prerequisites including the exercise of up to $150 Million from $7 warrants in a small company.  The Company had every intention of completing the tender offer, and in hindsight would have done so easily, but admits that its press releases did not warn of the risks to accelerate funding based on proceeds from warrant exercises.

Securities and Exchange Commission

Response to Comment Letter

December 22, 2014

_____________________________________

While it was still in the process of raising funds it announced that it had accepted the tender offer of all of the tendered shares up to a certain date in three of the four companies; had the fundraising been completed the Company would have easily made good on its offers and paid for all tendered shares at a 25% premium over market price.  The problem identified by the SEC and the basis for the cease and desist order was that the Company had omitted to describe the contingent nature of the funds to be used to accelerate and purchase the tendered shares which led to an impression that the Company was adequately funded to purchase all of the tendered shares when the offer was made.  Certainly there was no ill will or criminal intent with such omissions.

The SEC considered the remedial acts undertaken by the Company when alerted to the omissions and the complete cooperation the Company afforded to the SEC’s staff during the investigation.  As noted by the SEC in its cease and desist order, within three days of the close of the Company’s tender offer, the Company acted quickly and purchased those tendered shares for which it had raised funds at a 25% premium to the market price and returned all of the unpurchased shares to their owners.  No tendering shareholder lost funds on the tender share offer and some even profited.  At no point in time did any of the energy company shareholders initiate any action against either Mr. Billingsley or the Company.

Further, during the preceding 17 years and the 12 years following the administrative proceeding and issuance of the cease and desist order, no other SEC or FINRA actions have ever been initiated against either Mr. Billingsley or the Company.  No shareholder has ever filed suit or initiated a derivative action against Mr. Billingsley or the Company (or its predecessor) during its 29 years of existence.  Mr. Billingsley also has not sold any of his Company shares in the last 10 years.  As discussed in Item 7 on page 14 of the amended Form 10, Mr. Billingsley has voluntarily placed all of his shares of the Company’s Common Stock into escrow to alleviate any fears that Mentor Capital is attempting to perpetrate a “pump-and-dump” scam or otherwise undertake improper actions regarding the Company’s securities.

The Company believes that the actions of Mr. Billingsley on his own and on behalf of the Company show a consistent and conscientious, officer, director and fiduciary with the highest integrity towards his company and investors.  After the 2002 tender offer which failed to include certain notices of contingencies and other prerequisites, Mr. Billingsley and the Company have been careful to ensure that all future press releases and notices comply with all required disclosure rules.  For the foregoing reasons, Mr. Billingsley contends that the cease and desist order is not material to his ability to act or his integrity as either an officer or a director of the Company.

Securities and Exchange Commission

Response to Comment Letter

December 22, 2014

_____________________________________

Item 7.  Certain Relationships and Related Transactions, and Director Independence, page 13

15.

We note your disclosure on page 13 regarding the $944,000 loan to Mr. Billingsley that was mutually rescinded in June 2014.  Please revise your disclosure to explain why Mr. Billingsley’s shares remain in escrow.  Please also reconcile this with your disclosure on page 12 indicating that Mr. Billingsley’s shares are voluntarily held by the Corporate Law Group under a safekeeping receipt.

Mr. Billingsley voluntarily placed his shares in escrow with The Corporate Law Group on or about January 2, 2014, about two weeks before the Company announced that it was beginning to enter into active investments in the cannabis sector. The intent was to avoid any connotations that he was involved with securities “pump-and-dump” schemes that appear to be rampant in the cannabis industry and against which consumers are warned by the SEC.  On January 20, 2014, the company also warned investors in a press release to avoid and how to identify pump and dump trading patterns.

Although the $35 Million loan for which Mr. Billingsley exercised additional warrants to cover the required security collateral was rescinded in June 2014, Mr. Billingsley voluntarily decided to keep his shares in escrow to continue to send the message that Mentor Capital distances itself from manipulative stock practices.

  We have amended the disclosure in Item 7 on page 15 of the amended Form 10 to explain why Mr. Billingsley’s shares remain in escrow.  We have also updated footnote (1) to the tables showing beneficial shares held by Company Management on pages 12 and 13 of the amended Form 10 to explain the voluntary escrow.

16.

We note your disclosure on page 13 that all directors are not officers except Mr. Billingsley.  Please reconcile this with your disclosure on page 12, indicating that Messrs. Shaul and Blazeck are both officers and directors of your company.  Please also provide the disclosure required by Item 407(a) of Regulation S-K.

We have amended the Form 10 on page 15 to address this concern.

Securities and Exchange Commission

Response to Comment Letter

December 22, 2014

_____________________________________

Item 8.  Legal Proceeding, page 13

17.

We note your disclosure on page 13 that you have rescinded your agreement with Bang Chocolate Company, Inc.  Please clarify whether Bhang Chocolate Company, Inc. continues to be one of your portfolio companies.

Although the Company and Bhang Chocolate Company are involved in litigation at this time, because Bhang has not returned the funds invested in it to Mentor, Mentor continues to list Bhang under its “portfolio companies and investments” section. We have also examined our web site to ensure all sections consistently say “and investments” and not just “portfolio companies” alone.  One possible outcome of the action initiated by Mentor is that Bhang will be ordered to issue securities to Mentor in exchange for the $1,500,000 already invested by Mentor, in which case Bhang will definitely continue as a portfolio company.  Another alternative resolution is that Bhang will return Mentor’s invested funds, possibly with interest, in which case Bhang will no longer be listed as a portfolio company.  As neither resolution has been achieved and Bhang continues to hold Mentor’s funds, Mentor will continue to list Bhang under portfolio companies and investments until the matter is resolved.  We have amended the disclosure in Item 8 on page 16 of the amended Form 10 to address this concern.

18.

We note your disclosure on page 15 that the company can call warrants that are not exercised timely.  We further note from Exhibit 4.1 that the warrants issued pursuant to the bankruptcy plan had an expiration date that was extended.  Please revise this section to disclose the expiration dates for all outstanding warrants.

We have amended Item 11 on page 18 of the amended Form 10 to address this concern.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission.  The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action regarding the Company’s filings.  The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your Comment Letter. We sincerely hope that the Staff views our responses as complete and would very much appreciate the Staff contact us to inform us if any further information is required in connection with its review.

Securities and Exchange Commission

Response to Comment Letter

December 22, 2014

_____________________________________

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (760) 788-4700.

Sincerely yours,

Mentor Capital, Inc.

By:  /Chester Billingsley/

Print Name:  Chester Billingsley

Title:  Chief Executive Officer